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SEC FILE NUMBER
8-48578

SEC Mail Processing Received FEB 29 2012 Wash. DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Finantia USA Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Third Avenue, 28th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay — (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

AFFIRMATION

I, Michael Stupay, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Finantia USA Ltd. at December 31, 2011, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Financial and Operations Principal
Title

Subscribed and sworn to before me

ADINA DAVYDOV
Notary Public, State of New York
No. 01DA6212094
Qualified in Queens County
Commission Expires October 5, 2013

Finantia USA Ltd.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Finantia USA Ltd.
Index
December 31, 2011

Page(s)

pwc

Report of Independent Auditors

To the Board of Directors and Shareholder
of Finantia USA Ltd.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Finantia USA Ltd. (the "Company") at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, NY
February 28, 2012

Finantia USA Ltd.
Statement of Financial Condition
December 31, 2011

Assets	
Cash and cash equivalents	$ 1,601,881
Due from affiliate	38,325
Fails to deliver	862,852
Leasehold improvements and equipment (net of accumulated amortization and depreciation of $226,187)	89,503
Security deposit	99,216
Deferred tax asset	48,200
Other assets	6,754
Total assets	$ 2,746,731
Liabilities and Stockholder's Equity	
Accrued expenses and other liabilities	$ 156,096
Fails to receive	864,071
Total liabilities	1,020,167
Commitments (Note 5)	
Common stock ($.01 par value; 1,000 shares authorized, 200 issued and outstanding)	2
Additional paid-in capital	514,219
Retained earnings	1,212,343
Total stockholder's equity	1,726,564
Total liabilities and stockholder's equity	$ 2,746,731

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Finantia USA Ltd. (the "Company"), incorporated under the laws of the State of Delaware, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Finantia Holdings B.V. (the "Parent"), which is an indirect wholly owned subsidiary of Banco Finantia S.A. (the "Ultimate Parent").

The Company acts as a broker for institutional customers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through two separate affiliates. These trades are settled on a delivery versus payment basis. The Company's commissions on foreign securities transactions are allocated by the affiliates and remitted to the Company periodically.

The Company does not carry customer accounts or perform custodial functions relating to customer securities and, accordingly is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Cash and Cash Equivalents
The Company considers money market accounts to be cash equivalents. Cash and cash equivalents consist of cash deposits held in accounts at two New York financial institutions and therefore are subject to the credit risk at these financial institutions. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Leasehold Improvements and Equipment
Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease. Equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of three to five years.

Income Taxes
The Company's earnings are subject to applicable U.S. federal, state and local taxes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

At December 31, 2011, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal and state income tax audits for periods prior to 2008.

3. Regulatory Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2010, the Company had net capital of approximately $1,329,000 which exceeded the required net capital by approximately $1,079,000.

4. Leasehold Improvements, Furniture and Equipment

Details of furniture and equipment are as follows:

Furniture	$ 40,986
Equipment	74,838
Leasehold Improvements	199,866
	315,690
Less: accumulated depreciation	226,187
	$ 89,503

5. Commitments

The Company leases office space under a non-cancellable lease agreement which expires September 20, 2014. The future minimum annual payments, at December 31, 2011, under this agreement are approximately:

Year Ending December 31,	Total Commitments
2012	$ 198,000
2013	198,000
2014	149,000
	$ 545,000

The minimum annual rents are subject to escalation based on increases in real estate tax and certain operating costs incurred by the lessor. The Company also has a security deposit of $99,216 relating to the lease.

6. Income Taxes

Deferred tax assets relate to differences between book and tax depreciation and deferred tax expense.

Finantia USA Ltd.

Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2011
2011

pwc

February 28, 2012

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Dear Sir / Madam:

We submit herewith the following reports of Finantia USA Ltd. (the "Company"):

- Two copies of the Company's Statement of Financial Condition as of December 31, 2011.
- Two copies of the Company's Financial Statements and Supplemental Schedules pursuant to Rule 17a-5 of the Securities and Exchange Commission for the year ended December 31, 2011.
- Two copies of our letter regarding the Company's internal control.
- Two copies of our Agreed upon procedures letter related to Securities Investor Protection Corporation ("SIPC").

It is our understanding that the Company's Financial Statements and Supplemental Schedules, which are bound separately from the Statement of Financial Condition, shall be deemed confidential pursuant to the disclosure standard set forth in paragraph (e)(3) of Rule 17a-5.

Very truly yours,

PricewaterhouseCoopers LLP